4555 Riverside Drive

Palm Beach Gardens, Florida 33410

June 30, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tayyaba Shafique and Tracey Houser

Re: ZimVie Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Form 8-K Filed February 26, 2025

File No. 001-41242

Ladies and Gentlemen,

ZimVie Inc. (the “Company”) acknowledges receipt of the comment letter dated June 26, 2025 (the “Comment Letter”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings.

This letter confirms the discussion between Tracey Houser and the undersigned regarding the Company's request for an extension of time to respond to the Comment Letter, in order to provide sufficient time for the Company to prepare the necessary response. As discussed, the Company expects to respond to the Comment Letter no later than July 25, 2025.

If you have any questions, please feel free to contact me directly at 972-740-2989.

Sincerely,

/s/ Richard Heppenstall

Richard Heppenstall

Executive Vice President, Chief Financial Officer and Treasurer of ZimVie Inc.

cc: Heather Kidwell, ZimVie Inc.